UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41970

Lotus Technology Inc.

(Translation of registrant’s name into English)

No. 800 Century Avenue

Pudong District, Shanghai, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 16, 2024, Lotus Technology Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Westwood Capital Group LLC (“Westwood”), pursuant to which Westwood has committed to purchase, subject to certain conditions, up to US$350,000,000 (the “Total Commitment”) of American depositary shares (“ADSs”) of the Company during a commitment period of approximately 36 months. Concurrently with the execution of the Purchase Agreement, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Westwood pursuant to which the Company agreed to file a registration statement (the “Initial Registration Statement”) and one or more additional registration statements (together with the Initial Registration Statement, “Registration Statements”), with the U.S. Securities and Exchange Commission (the “SEC”) to register under the Securities Act of 1933 (the “Securities Act”), the resale by Westwood of ADSs that may be issued to it by the Company under the Purchase Agreement.

Under the terms and subject to the conditions and limitations of the Purchase Agreement, the Company has the right, but not the obligation, to sell to Westwood, and Westwood is obligated to purchase, ADSs up to the Total Commitment from time-to-time in the Company’s sole discretion. Each issuance by the Company under the Purchase Agreement is subject to a maximum amount equal to 50% of the average daily trading volume in the ADSs on Nasdaq during the five trading days immediately preceding the day Westwood receives a valid purchase notice and subject to a US$100 million cap. The purchase price of ADSs that the Company may direct Westwood to purchase pursuant to a VWAP Purchase under the Purchase Agreement will be equal to 97% of the lowest daily VWAP during the three consecutive trading days beginning on the date that a VWAP Purchase Notice is delivered by the Company to Westwood.

As consideration for Westwood’s irrevocable commitment to purchase ADSs upon the terms of and subject to satisfaction of the conditions set forth in the Purchase Agreement, upon the filing of the Initial Registration Statement, the Company will promptly issue a number of Ordinary Shares (ADSs representing such Ordinary Shares, the “Commitment ADSs”) to Westwood equal to US$3,500,000 divided by the lower of (i) the closing sale price of the ADSs on Nasdaq on the date of the Purchase Agreement and (ii) the closing sale price of the ADSs on Nasdaq on the date immediately prior to the date that the Initial Registration Statement is filed with the SEC.

Westwood has covenanted not to enter into or effect, in any manner whatsoever, directly or indirectly, any short sales of securities of the Company (including, without limitation, ADSs) or hedging transactions which establish a net short position with respect to the Company’s securities. Westwood has also agreed that the total amount of Commitment ADSs it will sell on any trading day will not exceed 10% of the average daily trading volume in the ADSs on Nasdaq during the five trading days immediately preceding such trading day.

ADSs to be issued pursuant to the Purchase Agreement will be issued and sold by the Company to Westwood in reliance on the exemptions from the registration requirements of the Securities Act afforded by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder. The Company is relying on this exemption from registration in part on representations made by Westwood in the Purchase Agreement.

The Purchase Agreement and the Registration Rights Agreement contain customary representations and warranties, conditions, covenants, and indemnification obligations of the parties.

The net proceeds to the Company from sales, if any, under the Purchase Agreement will depend on the frequency and prices at which the Company sells ADSs to Westwood. The Company currently expects to use any proceeds it receives from such sales to Westwood for product innovation, development of next-generation automobility technologies, expansion of global distribution network and general corporate purposes. There are no financial covenants, restrictions on future financings, rights of first refusal or participation rights in the Purchase Agreement.

The Purchase Agreement will automatically terminate upon earliest occurrence of (i) the end of the commitment period, (ii) the date on which Westwood shall have purchased the Total Commitment, (iii) the date on which the Company’s ADSs fail to be listed or quoted on any eligible market, and (iv) in the event of certain bankruptcy proceedings. Subject to certain conditions being met, the Company has the right to terminate the Purchase Agreement, at no cost or penalty, upon one trading day’s prior written notice to Westwood. Westwood may, upon 10 trading days’ prior written notice, terminate the Purchase Agreement upon the occurrence of certain events such as (i) the occurrence of any condition, occurrence, state of factors or event constituting a Material Adverse Effect (as defined in the Purchase Agreement), (ii) the occurrence of a Fundamental Transaction (as defined in the Purchase Agreement), (iii) the failure by the Company to file a Registration Statement with the SEC by the applicable deadline, or if such registration statement is not declared effective by the SEC by the applicable effectiveness deadline set forth in the Registration Rights Agreement, (iv) the lapse of the effectiveness, or unavailability of, a Registration Statement filed by the Company pursuant to the Registration Rights Agreement for a period of 45 consecutive trading days or for more than an aggregate of 120 trading days in any 365-day period, or (v) the suspension of trading of the ADSs for a period of three consecutive trading days.

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto as Exhibits 99.1 and 99.2, respectively, each of which is incorporated herein in its entirety by reference. The representations, warranties, and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, and were solely for the benefit of the parties to such agreements and the depositary of the Company’s ADS program.

This Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The ADSs have not been and, except as pursuant to the terms of the Registration Rights Agreement, will not be registered under the Securities Act or any state securities laws. Therefore, the ADSs may not be offered, sold, or otherwise transferred within the United States or to or for the account of any U.S. person absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Securities Purchase Agreement, dated as of September 16, 2024 by and between Lotus Technology Inc. and Westwood Capital Group LLC
99.2	Registration Rights Agreement, dated as of September 16, 2024, by and between Lotus Technology Inc. and Westwood Capital Group LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lotus Technology Inc.

By	:	/s/ Alexious Kuen Long Lee
Name	:	Alexious Kuen Long Lee
Title	:	Director and Chief Financial Officer

Date: September 16, 2024